SOUTHERN CALIFORNIA EDISON COMPANY

2244 WALNUT GROVE AVENUE

(P.O. BOX 800)

ROSEMEAD, CALIFORNIA 91770

April 10, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Meeks – Structured Finance

Re:	Southern California Edison Company
SCE Recovery Funding LLC
Registration Statement on Form SF-1
File Nos. 333-270543 and 333-270543-01

Dear Mr. Meeks:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southern California Edison Company and SCE Recovery Funding LLC hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on April 12, 2023 at 8:00 a.m. E.D.T., or as soon as practicable thereafter.

Please call or email Eric D. Tashman of Norton Rose Fulbright US LLP at (628) 231-6803 or eric.tashman@nortonrosefulbright.com as soon as the Registration Statement has been declared effective.

Very truly yours,

Southern California Edison Company

By:	/s/ Natalia Woodward
Name:	Natalia Woodward
Title:	Vice President and Treasurer

cc:	Eric D. Tashman, Norton Rose Fulbright US LLP